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Securities and Exchange Commission
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-6 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June, 2001

Activcard, S.A.
(exact name of registrant as specified in its charter)

24-28 Avenue du General de Gaulle
92150 Suresnes Cedex France
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X]  Form 40-F [  ]

    Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes [  ] No [X]

Forward-looking Statements

    This Report of Foreign Private Issuer Pursuant to Rule 13a-6 or 15d-16 of the Securities Exchange Act of 1934 contains disclosures that are "Forward-looking Statements." Forward-looking statements involve risks and uncertainties and several factors could cause actual results to differ materially from those in the forward-looking statements. Forward-looking statements relate to anticipated revenues, gross margins, earnings, and growth of the market for our products. The following factors, among others, could cause actual results to differ from those indicated in the forward-looking statements: uncertainties associated with market acceptance of and demand for our products, impact of competitive products and pricing, dependence on third party suppliers, uncertainties associated with the development of technology and the dependence on intellectual property rights. Investors are directed to the most recent ActivCard, S.A. annual report, which is available from the company without charge for a more complete description of our business and to ActivCard, S.A.'s Prospectus dated March 16, 2000 included in the Company's Registration Statement on Form F-1 (No. 333-11540) filed with the Securities and Exchange Commission for other factors that could cause actual results to differ materially from those in the forward-looking statements.

    We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented herein.

    This Form 6-K includes the Report of the Board of Directors to the shareholders' general meeting of June 27, 2001.

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 8, 2001

                      ActivCard, S.A.

                      By: /s/ Blair Geddes
                      Name: Blair Geddes
                      Title: Chief Financial Officer

ACTIVCARD, S.A.
Société anonyme with a share
capital of FRF 249,434,462.50
Registered office: 24, avenue du Général
de Gaulle, 92150 Suresnes—France
341 213 411 Nanterre RCS

    Dear Shareholder,

    This is to inform you that the Board of Directors of ActivCard, S.A. resolved to convene the shareholders of the Company to attend a shareholders' meeting on June 27, 2001, at 2 p.m. at the hotel Royal Parc de Seine at 6 rue Chevreul—92150 SURESNES, to deliberate on the following agenda:

Ordinary General Meeting

1.	Approval of the Company's financial statements for the financial year ended December 31, 2000;
2.	Approval of the net income appropriation for the financial year ended December 31, 2000;
3.	Approval of the agreements governed by Articles L. 225-38 et seq. of the French Commercial Code;
4.	Reappointment of Mr. Yves Audebert as member of the Board of Directors;
5.	Reappointment of Mr. Jean Gérard Galvez as member of the Board of Directors;
6.	Reappointment of Mr. James Ousley as member of the Board of Directors;
7.	Reappointment of Mr. Montague Koppel as member of the Board of Directors;
8.	Reappointment of Mr. Lee Kheng Nam as member of the Board of Directors
9.	Reappointment of Mr. Clifford Gundle as member of the Board of Directors;
10.	Reappointment of Mr. Antoine Spillmann as member of the Board of Directors;
11.	Reappointment of Mr. Sergio Cellini as member of the Board of Directors;
12.	Appointment of Mr. Hock Chuan Tam as Observer;
13.	Approval of the annual Directors' compensation;

Extraordinary General Meeting

14.
Approval of the conversion of the nominal value of the shares into Euros;

15.
Approval of the rounding-up of the result of the conversion of the nominal value of the shares into Euros;

16.
Approval of the capital increase of the Company;

17.
Amendment of the Articles of Association;

18.
Approval of the issuance, in accordance with Articles L. 225-177 to L. 225-185 of the French Commercial Code, of a maximum amount of 1,600,000 stock options reserved to the employees and executive officers of the Company and its affiliates within the meaning of Article L. 225-180 of the French Commercial Code;

19.
Approval of the issuance of 75,000 warrants ("bons de souscription d'actions autonomes") with suppression of the shareholders' preferential right of subscription ("droit préférentiel de souscription") to the benefit of Mr. Montague Koppel, Mr. Lee Kheng Nam, Mr. Clifford Gundle, Mr. Antoine Spillmann, Mr. Sergio Cellini, Mr. James Ousley and Mr. Hidenori Horiuchi, giving the right to subscribe for 75,000 shares of the Company;

20.
Amendment of the Articles of Association in order to allow Directors to attend, participate and vote in Board meetings by all means, whether by videoconference, teleconference or data transfer (including via the Internet);

21.
Amendment of the Articles of Association in order to allow shareholders to participate and vote in shareholders' meetings by videoconference, or by any methods of teleconference or data transfer (including via the Internet);

22.
Amendment of the Articles of Association in order to enable the broadcasting of shareholders' meetings by all means, including the Internet;

23.
Report of the Contribution Appraiser relating to the valuation of the contributions in kind and the specific benefits and approval of a contribution in kind granted to the Company, of its valuation and its remuneration;

24.
Approval of the correlative increase in capital of the Company;

25.
Completion of the capital increase;

26.
Amendment of the Articles of Association; and

27.
Delegation of powers to fulfill the necessary formalities.

    If you are unable to attend the meeting, please use the attached Mail-in form or Proxy form in order to:

    —
    appoint the Chairman to vote on your behalf (Possibility 1 on the form);

    —
    vote by mail by returning the form to us duly completed (Possibility 2 on the form); or

    —
    appoint another shareholder to vote on your behalf by signing and giving this form to him (Possibility 3 on the form).

    Under no circumstances may the same shareholder be allowed to be represented under the conditions set out above and to vote by mail.

    Please note that Mail-in form or Proxy form shall be sent to the Company no later than June 25, 2001 in order to prepare the attendance list. No Mail-in form or Proxy form will be accepted after June 25, 2001 or during the shareholders' meeting. Please confirm your attendance to the shareholders' meeting by requesting an Admission Card.

    We have also enclosed:

    —
    the Report of the Board of Directors;

    —
    the text of the resolutions submitted for your approval;

    —
    summary of unconsolidated financial statements December 31, 2000;

    —
    five-year summary financial information;

    —
    profit and loss statement and balance sheet for 2000;

    —
    a request form for an Admission Card and a request form by which you may obtain the documents and information listed in Article 135 of French Decree No. 67-236 of March 23, 1967; and

    —
    directions to hotel Royal Parc.

Very sincerely yours,

For the Board of Directors,
Jean Gérard Galvez

REPORT OF THE BOARD OF DIRECTORS

ACTIVCARD
Société Anonyme
with a share capital of FRF 249,434,462.50
Registered Office: 24, avenue du Général de Gaulle
92150 SURESNES
341 213 411 RCS NANTERRE

REPORT OF THE BOARD OF DIRECTORS TO
THE SHAREHOLDERS' GENERAL MEETING OF JUNE 27, 2001

    Dear Shareholders,

    We have invited you to deliberate on the following agenda:

Ordinary General Meeting

1.	Approval of the Company's financial statements for the financial year ended December 31, 2000;
2.	Approval of the net income appropriation for the financial year ended December 31, 2000;
3.	Approval of the agreements governed by Articles L. 225-38 et seq. of the French Commercial Code;
4.	Reappointment of Mr. Yves Audebert as member of the Board of Directors;
5.	Reappointment of Mr. Jean Gérard Galvez as member of the Board of Directors;
6.	Reappointment of Mr. James Ousley as member of the Board of Directors;
7.	Reappointment of Mr. Montague Koppel as member of the Board of Directors;
8.	Reappointment of Mr. Lee Kheng Nam as member of the Board of Directors;
9.	Reappointment of Mr. Clifford Gundle as member of the Board of Directors;
10.	Reappointment of Mr. Antoine Spillmann as member of the Board of Directors;
11.	Reappointment of Mr. Sergio Cellini as member of the Board of Directors;
12.	Appointment of Mr. Hock Chuan Tam as Observer;
13.	Approval of the annual Directors' compensation;

Extraordinary General Meeting

14.
Approval of the conversion of the nominal value of the shares into Euros;

15.
Approval of the rounding-up of the result of the conversion of the nominal value of the shares into Euros;

16.
Approval of the capital increase of the Company;

17.
Amendment of the Articles of Association;

18.
Approval of the issuance, in accordance with Articles L. 225-177 to L. 225-185 of the French Commercial Code, of a maximum amount of 1,600,000 stock options reserved for the employees and executive officers of the Company and its affiliates within the meaning of Article L. 225-180 of the French Commercial Code;

19.
Approval of the issuance of 75,000 warrants ("bons de souscription d'actions autonomes") with suppression of the shareholders' preferential right of subscription ("droit préférentiel de souscription") to the benefit of Mr. Montague Koppel, Mr. Lee Kheng Nam, Mr. Clifford Gundle, Mr. Antoine Spillmann, Mr. Sergio Cellini, Mr. James Ousley and Mr. Hidenori Horiuchi, giving the right to subscribe for 75,000 shares of the Company;

20.
Amendment of the Articles of Association in order to allow Directors to attend, participate and vote in Board meetings by all means, whether by videoconference, teleconference or data transfer (including via the Internet);

21.
Amendment of the Articles of Association in order to allow shareholders to participate and vote in shareholders' meetings by videoconference, or by any methods of teleconference or data transfer (including via the Internet);

22.
Amendment of the Articles of Association in order to enable the broadcasting of the shareholders' meetings by all means, including the Internet;

23.
Report of the Contribution Appraiser relating to the valuation of the contributions in kind and the specific benefits and approval of a contribution in kind granted to the Company, of its valuation and its remuneration;

24.
Approval of the correlative increase in capital of the Company;

25.
Completion of the capital increase;

26.
Amendment of the Articles of Association; and

27.
Delegation of powers to fulfill the necessary formalities.

Approval of the social accounts for the year ended December 31, 2000 and allocation of results

ActivCard, S.A. status and major accomplishments during the 2000 fiscal year

    As the French parent company, ActivCard, S.A. (the "Company") carried on fulfilling its role to support (management, strategy, administration, finance, research & development and sales and marketing) the activities of its subsidiaries and to provide cash resources in order to fund European, American and Asian operations.

    Schlumberger Systems, Business Brain Showa-Ota Inc., Sun MicroSystems, Inc. and SCM Microsystems, Inc. subscribed to 174,825, 116,550, 582,750 and 116,550 respectively, of newly issued ordinary shares of the Company at $17.16 per share. This subscription price was derived and set at the Company's December 16, 1999 Board of Directors' meeting using the arithmetic average of the ten consecutive closing prices of the Company's stock between November 25 and December 8, 1999. The sale of these shares was approved at the Company's shareholder meeting held February 9, 2000. The gross proceeds were approximately $17 million.

    In March 2000, the Company issued 4,000,000 new shares at $76.50 per share by the way of a public offering in the United States. The sale of these shares was approved at the Company's shareholder's meeting held February 9, 2000. The net proceeds after commissions, fees and expenses were approximately $282 million.

Activities of the subsidiaries

    During 2000, the revenues increased 76% to $18.1 million from $10.3 million in 1999. The Company expects revenues to more than double in 2001.

    The operating loss for 2000 was $16.0 million, compared to $15.7 million in 1999, reflecting increased expenditures, mostly late in the year, for research and development and sales and marketing activities. In the last six months of the year, 60 new employees were hired to help us meet demand for our products and services and to help us gain share as the market began to expand rapidly. The staff now totals approximately 220 persons, of which approximately 100 work in research and development, creating product features to meet market requirements. Approximately 60 persons are employed in marketing and sales, acting as evangelists for our technology in an increasingly competitive and turbulent marketplace.

    The Company re-capitalized its European subsidiary, ActivCard Europe, for an amount of FRF 20 million by forgiving inter-company balances receivable.

Business Strategy

Setting Standards for the Digital Identity Industry

    Most experts agree that the Internet revolution is still in its infancy. Organizations are spending hundreds of millions of dollars to find the best ways to communicate internally, to conduct commerce with other businesses and to serve individual customers around the world.

    It is considered inevitable that the Internet, and the complex global networks that organizations create within the Internet, will bring still greater change to the ways we live and work. But this communications revolution depends on one central need—a factor more important even than the enormous expense involved in creating and managing these networks. That factor is the ability to be certain of the identity of the person on the other end of the communication or transaction. It is positively essential to know whom you are dealing with.

    This need has created the digital identity industry, the industry in which ActivCard is emerging as a standard setter.

    ActivCard is in the business of providing digital identity software solutions to organizations and individuals to enable them to perform secure transactions over the Internet. While security is at the heart of the ActivCard solution, it is only one of the benefits that users of our systems realize. They also find that our technology allows them to conduct their identity management processes more efficiently, more conveniently and at less cost.

    ActivCard is not a smart card manufacturer. It is a software company whose most visible product is a plastic card or badge in which a computer chip is embedded. ActivCard sells or licenses the use of the software embedded in the card as well as the additional software systems, management tools and equipment required to link the card's software to the network of the client organization. It offers, then, a complete digital identity infrastructure.

    Think of the software in the card as a miniature computer, a personal computing device. It can be programmed. It has memory. It can receive and store information. It can conduct transactions. It can communicate. It is utterly portable; you can use it wherever you are, with any device that links to the Internet—or to any other network.

    Using the ActivCard technology is a familiar experience for most people. It works like a bank or credit card used in an automated teller machine (ATM). The user inserts it into a slot, or reader, attached to a personal computer or other terminal and then enters a personal identification number (PIN). Having thus established his or her identity, the user gains access to personalized network services, just as he or she might acquire cash or review a statement from a bank account.

    Most network access today is based on a combination of codes: a user name and a password—two intangibles that can be stolen by hackers or easily forgotten by owners. Requiring the combined use of a card and an easily remembered PIN is both more convenient and more secure, especially when the card can be used for a multitude of purposes and the information on the card can be changed frequently or cryptographically generated by the card itself to assure continuing security—without troubling the user to learn a new password.

    For now, ActivCard is targeting enterprises that must communicate and transact business over complex and sophisticated computer networks. The types of organizations that appear to be early adopters of card-based technologies are:

  •
  Large corporations with multiple locations. Companies that need to communicate effectively across geographic areas, especially multi-national companies, use networks extensively for internal communications, employee services and benefits, data storage and decision support;

  •
  Banking and financial services firms. These companies are at the forefront of delivering customer services and conducting transactions over networks, including ATMs and the Internet;

  •
  Healthcare. Healthcare providers, such as hospitals and insurance companies use networks extensively to access patient health care records and arrange payments;

  •
  Governmental organizations. Serving these organizations involves more than simply putting information onto a smart card. It requires expertise in a range of technologies and standards, including network computing, directory services and cryptography and public and private key infrastructures. A complete solution for these clients must include systems and software to initialize, personalize and issue digital identity, as well as update user keys, smart card applets and personal data. Provisions must also be made for procuring cards and controlling the inventory.

Case Histories: Clients and Licensees

    These brief descriptions of major new customers and licensees provide additional insight into the way ActivCard technology is being used today.

One Card, Many Uses

    Citigroup, the global financial services firm and one of the world's largest issuers of credit cards, has been licensed to provide the ActivCard technology to its own corporate clients as part of a broad employee-relations service. Citigroup is offering to consolidate on a single card, the various functions that were previously handled by a variety of systems. These include access to the computer networks, employee identification, building access, corporate travel and entertainment and access to corporate services and benefits. One of Citigroup's first customers is Sun Microsystems, which is creating a new corporate identification card for 35,000 employees.

Massive Move to Efficiency

    The Department of Defense, in one of the largest deployments ever of digital identity cards, is a rolling out 4.3 million badges with ActivCard technology to employees around the world. The badges, called Common Access Cards, support a wide range of functions, from building admission to access to personnel records. In addition to the cards, the department is installing ActivCard software into 1,300 issuance stations in 900 locations around the world, including the Pentagon, military bases and even aircraft carriers. The ActivCard badges can be used not only with computers and the Internet but also with cable and satellite television and with land and mobile telephones. While security is an important objective here, the main purpose of this initiative is to improve a multitude of personnel-related processes—to make the department more efficient. The initiative was launched late in 2000 following several years of evaluations and large-scale pilot deployments.

More Uses, Less Expense

    Hewlett-Packard has decided to provide employees throughout the world with cards containing the ActivCard technology, ending its use of a system of using "tokens" to access its networks from remote locations. Tokens are small calculator-like devices that provide a code that allows the user to access a network from any computer linked to the Internet. While the tokens had a single function, the new smart cards have many, including secure e-mail, digital signatures, and access to the company's various networks. Eventually, all Hewlett-Packard employees will use these cards. Hewlett-Packard is also purchasing ActivCard's mobile smart-card readers, which can be attached to a user's computer or used to generate a single-use password for computers not equipped with a reader. In addition to security, convenience and cost savings played major roles in the company's decision to switch to ActivCard.

    DataCard Group, the world's largest provider of plastic, personalized cards (bank cards, credit cards, employee identification cards) has been licensed to sell ActivCard's software through its worldwide distribution channels. Datacard does business in 120 countries. The thrust of Datacard's sales efforts will be to offer multi-function cards that consolidate functions previously performed by several cards. The company's clients include a broad spectrum of financial institutions, corporations, telecommunications companies, government agencies, schools, hospitals and other organizations.

Subsequent events since the close of the financial year

    On February 21, 2001, the Company announced that it had entered into a definitive agreement to acquire Authentic8 International ("Authentic8"), an Australian company providing Internet authentication services and related products. Under the terms of the agreement, the Company was to exchange $25 million and 1,000,000 shares for the outstanding shares and stock options of Authentic8. In addition, the terms also provided for additional consideration of up to 290,000 shares contingent upon the achievement of certain milestones. On April 10, 2001, the Company and Authentic8 mutually agreed to terminate the agreement to combine primarily due to concerns over valuation caused by uncertainties in the economy at that time. As a result of the termination of the purchase agreement, the Company recorded a one-time charge of $4 million in the first quarter of fiscal 2001 for break-up fees and professional fees previously deferred and incurred to effect the original purchase agreement. As a part of the agreement to terminate the original purchase agreement, the Company agreed to extend working capital loans to Authentic8 in the amount of $1.1 million. The loans are guaranteed by the majority shareholder of Authentic8 and include provisions for repayment on March 31, 2002 and interest rates at LIBOR plus 0.75%.

    On May 3, 2001, the Company entered into a definitive agreement to acquire Safe Data System ("Safe Data"), a French company located in Montpellier, France. With 10 employees of which 8 are engineers, Safe Data develops and markets an authentication server and software for related client devices. Under the terms of the agreement, the Company is to exchange $2 million and 250,000 shares for all of the outstanding shares and derivative securities of Safe Data. The acquisition will be accounted for by the purchase method and is subject to shareholder approval at our shareholders' meeting on June 27, 2001.

    In 2001, the Company, acquired the remaining 20% of the shares it did not previously own of ActivCard Asia. These shares were previously owned by Vertex Investment (II) Limited and Vertex Asia Limited.

First Quarter 2001, unaudited consolidated results in US dollars and US GAAP:

    Net revenue for the quarter ended March 31, 2001 was $7.1 million, a 129% increase over revenue of $3.1 million recorded in the first quarter of 2000. Pro forma net income for the quarter ended March 31, 2001, excluding one-time acquisition costs and unrealized currency transaction gains was, $115,000, or $0.00 per diluted share, compared to a loss of $2.7 million, or $0.08 per diluted share, in the comparable period of 2000. Including one-time gains and charges, net loss for the first quarter 2001 was $371,000, or a loss per diluted share of $0.01, compared to net income of $2.7 million, or net income of $0.07 per diluted share, in the first quarter of 2000. During the first quarter of 2001, ActivCard recorded one-time charges of $4.0 million, primarily related to the termination of the acquisition of Authentic8 International and an unrealized currency transaction gain of approximately $3.7 million. The one-time gain was generated from U.S. dollars held in France in anticipation of the acquisition of Authentic8 International, which was subsequently terminated.

Principal shareholders

    The table below sets forth certain information with respect to the owners of 5% or more of the shares at December 31, 2000 to the best of the Company's knowledge. Pursuant to the Company's statutes, only an individual or entity, directly or indirectly, acting alone or in concert with others, that becomes the owner of more than 5% or any integral multiple thereof of the outstanding shares or voting rights thereof of the Company, or whose holding decreases below any such percentage, must notify the Company. The Company is not aware of the existence of any agreement among shareholders regarding the joint control of the Company.

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned	Percent of Shares Beneficially Owned
Vertex(2)	4,941,743	12.39%
Vertex Management (II) Pte Ltd. 77 Science Park Drive #02-15 Cintech II Singapore Science Park Singapore 118256 Fidelity(3)	2,013,965	5.05%
Directors and officers as a group (4 persons)	3,349,425	8.39%

(1)
Based on 39,899,926 shares issued at December 31, 2000 without adjustments to reflect the exercise of all options, warrants and convertible bonds to subscribe for ordinary shares as of such date.

(2)
Includes 2,346,831 shares owned by Vertex Investment Int (III) Inc., a British Virgin Island corporation ("Vertex Investment"), 1,297,456 shares owned by Vertex Investment (II) Ltd., a Singapore corporation ("Vertex II"), and 1,297,456 shares owned by Vertex Asia Ltd., a Singapore corporation ("Vertex Asia"). Vertex Investment, Vertex II and Vertex Asia are a group of investment companies under the common control of Singapore Technologies Pte. Ltd., a Singapore corporation. Singapore Technologies Pte. Ltd. is 22.11% owned by Singapore Technologies Holdings Pte. Ltd., which is in turn a wholly owned subsidiary of Ministry of Finance, Inc., a government agency.

(3)
Includes 1,123,535, shares owned by FMR Corp. and 890,430 shares owned by FIL.

  At December 31, 2000, 28,841,834 shares, including shares beneficially owned by certain directors and officers, were managed through the Euroclear and Clearstream systems, which represent 72.29% of the issued and outstanding shares of the Company. 7,180,132 shares were managed through Bank of New York.

Miscellaneous information

    In June 1997, June 1998, May 1999 and May 2000, the shareholders of the Company authorized the creation of different stock option plans granting the Board of Directors of the Company the authority to issue options to employees to subscribe for a maximum of, respectively, 1,200,000, 1,200,000, 1,100,000 and 2,000,000 ordinary shares. These plans generally provide for a four-year vesting period and may be exercised no later than seven years after date of grant. The option plans prohibit residents of France employed by the Company from selling their stock options prior to the fifth anniversary from the date of grant. The Board of Directors establish the exercise price as the weighted average closing price quoted on NASDAQ EUROPE during the twenty trading days prior to the date of grant.

    In 1998, subsequent to an increase in capital resulting from the March 1998 rights issue, all outstanding stock options were re-priced lower. Further, the number of outstanding stock options granted was increased by 6%. In 1999, pursuant to the December 1998 shareholders' meeting in conjunction with an increase in capital, all outstanding stock options were re-priced lower. Further, the number of outstanding stock options granted was increased by 17%.

    A summary of the Company's employee stock option plan activity and related information for the years ended December 31, follows:

	1998		1999		2000
	Options	Weighted average exercise price	Options	Weighted average exercise price	Options	Weighted average exercise price
Outstanding—beginning of year	979,750	$5.75	2,135,155	$5.32	3,491,420	$5.10
Granted	1,349,985	$5.05	1,788,206	$5.63	1,841,481	$22.63
Exercised	—	—	(267,839)	$4.62	(577,100)	$4.51
Forfeited	(194,580)	$5.18	(164,102)	$3.56	(303,043)	$17.50
Outstanding—end of year	2,135,155	$5.21	3,491,420	$5.10	4,452,758	$11.58
Exercisable at end of year	218,272	$5.43	731,960	$4.68	1,084,424	$5.14

    As of December 31, 2000, 589,225 options under 1997, 1998, 1999 and 2000 plans were available for new grant. As of December 31, 2000, outstanding stock options granted to employees under French and US plans were 1,476,996 and 2,975,762, respectively.

Results of the 2000 financial year (non-consolidated financial statements of ActivCard, S.A. without its subsidiaries)

    Revenues recorded by the parent company, ActivCard, S.A., for 2000 fiscal year were FRF 22,590,171, primarily consisting of inter-company billings.

    Operating expenses totaled FRF 76,955,520 and consisted principally of general and management expenses for the whole group and the amortization of expenses incurred by listing on NASDAQ.

    Loss from operations was FRF 54,364,793.

    Interest and other financial Income, net, was FRF 185,697,597.

    Exceptional result was FRF 1,007,173 and corporate income tax was FRF 0.

    Net Income was FRF 130,325,629.

    In 2000, no changes were made in the French accounting principles applied to the non-consolidated financial statements.

Non-tax deductible expenditure amounted to FRF 0 during the 2000 fiscal year.

    At the meeting, the Statutory Auditors will report on the social accounts for the year ended December 31, 2000 for ActivCard, S.A.

    The Board of Directors recommends approval of the 2000 social accounts as well as the transactions reflected therein and the non-tax deductible expenses mentioned above.

    The Board of Directors proposed that the FRF 130,325,629 net income for the year ended December 31, 2000 of the social accounts be allocated in the "Balance Carried Forward" account resulting in a decrease in accumulated losses from FRF (91,157,262) (deficit) to FRF 37,209,949, income, and the allocation of FRF 1,958,418 to the account "legal reserve" which will increase from FRF 0 to FRF 1,958,418.

    Pursuant to legal provisions, we remind you that dividends were not declared in the last three fiscal years.

    The Board of Directors recommends approval of the allocation of the results as proposed.

Approval of the inter-company transactions (Articles 225-38, and seq., of the French Commercial code)

    At the meeting, you will hear the special report of the Statutory Auditors on the inter-company transactions under the meaning of Articles 225-38, and seq., of the French commercial code. The transactions described in this report, among others, include inter-company invoicing, inter-company current accounts, and inter-company guarantees. The Board of Directors recommends ratification of these transactions.

Members of the Board of Directors

    The term of each of the directors is expiring at the close of this shareholders' meeting.

    The Board of Directors recommends that the shareholders renew the terms of the current Directors for a one-year period, expiring at the end of the shareholders' meeting to be held to approve the financial statements for the year ended December 31, 2001.

    The profile of the Directors is presented below:

    Yves Audebert co-founded our company in 1985 and, from 1985 to present, has served as Chief Technology Officer and as Vice Chairman of the Board of Directors. Mr. Audebert served as Chairman of the Board of Directors from May 1996 until July 1996. From our inception in 1985, Mr. Audebert served alternately with a co-founder, as Chairman, President and Chief Executive Officer. From 1980 to 1985, Mr. Audebert was responsible for developing shipboard fibre optic systems at Thomson-CSF, a French defence company. Mr. Audebert holds an engineering diploma from the Ecole Polytechnique de Paris and an advanced diploma from the Ecole Superieure des Telecommunications. (Age: 45).

    Jean-Gérard Galvez has been President and Chief Executive Officer and a Director since November 1995, and Chairman of our Board of Directors since July 1996. From June 1994 to October 1995, Mr. Galvez served as Vice President of International Operations for Banctec Corp., a U.S. provider of turnkey image processing systems for banking and financial service firms and telecommunications companies. From 1989 to 1994, Mr. Galvez was the European Area Executive for Control Data Corp., a Minneapolis-based computer system integrator for the manufacturing industry. Prior to joining Control Data Corp., Mr. Galvez served in various capacities for Imprimis Technology, a disk drive manufacturer and for Dupont de Nemours Corporation. Mr. Galvez holds a Master's degree in Business Administration and a Bachelor's degree in Chemical Engineering from the Institut National Polytechnique de Nancy, France. (Age: 47).

    James E. Ousley has been a member of our Board of Directors since September 1996, and Chairman of ActivCard, Inc. since May 1999. Mr. Ousley is currently President and Chief Executive Officer of Syntegra (USA), a global Internet business solutions provider and division of British Telecommunications. From 1991 to 1999, he served as President and Chief Executive Officer of Control Data Systems that was acquired by British Telecommunications. From 1968 to 1991, Mr. Ousley served in various sales and executive management positions for Control Data Corporation. Mr. Ousley serves on the Board of Datalink, Inc. and Bell Micro, Inc. and holds a BS degree from the University of Nebraska. (Age: 54).

    Montague Koppel has been a member of our Board of Directors since March 1998. Since 1986, Mr. Koppel has been a director of Flextech plc, a media company. Since 1982, Mr. Koppel has worked as an international legal consultant. Previously, Mr. Koppel was a trial and commercial lawyer in South Africa and served on the Board of Directors of various companies. (Age: 72).

    Clifford Gundle has been a Director of our company since May 1999. Mr. Gundle has over 40 years of international experience in business ownership and executive positions. He founded and ran numerous manufacturing and investment companies in South Africa, the U.S. and the United Kingdom that are listed on the Johannesburg, American, London and Irish stock exchanges. He is a member of the Dean's Council of Harvard University. (Age: 65).

    Antoine R. Spillmann has been a member of our Board of Directors since March 1998. He is currently the Managing Director of the investment bank Bryan Garnier & Co. Limited and has served in that capacity since founding it in mid-1996. From 1995 to 1996, Mr. Spillmann was global account coordinator for equity sales for Switzerland for ABN Amro Hoare Govett. From 1992 to 1995, Mr. Spillmann was Director of European and UK equity sales to Swiss institutions for Lehman Brothers. Mr. Spillmann was educated at the St. Galen University and HBC Lausanne, and earned a diploma in Investment Management and Corporate Finance from the London Business School. (Age: 38).

    Lee Kheng Nam has been a member of our Board of Directors since September 1999. Since March 1995, Mr. Lee has served as President of Vertex Investment (II) Pte Ltd., the venture capital arm of Singapore Technologies Group and a 15.9% shareholder in the Company. Mr. Lee also currently serves on the board of directors of several companies in the Singapore Technologies Group, including Vickers Ballas Holdings Ltd. and Vickers Capital Limited. He is also currently a Board member of investee companies such as Creative Technology Ltd. and Centillium Technology Inc. From January 1981 to September 1983, Mr. Lee served as Senior Manager of the Project Development Department of NatSteel Group, a company listed on the Singapore Stock Exchange. From January 1979 to January 1981, Mr. Lee was the Deputy Director of Planning for the Singapore Ministry of National Development. Mr. Lee holds a Bachelor of Science in Mechanical Engineering degree (First Class Honors) from Queen's University, Canada, a Master of Science degree in Operations Research & Systems Analysis from the US Naval Postgraduate School and a Diploma in Business Administration from the University of Singapore. (Age: 52).

    Sergio Cellini has been a member of our board of directors since March 1998. Mr. Cellini is currently serving as General Manager of Excite Italia, a Dutch portal company. From April 1997 to April 1999, Mr. Cellini served as the Director of Venture Capital for Telecom Italia. Mr. Cellini was employed with Editoriale L'Expresso, a publishing company, in various positions, most recently as Managing Director of Newspaper Publishing, publisher of "The Independent" in London. From March 1981 to March 1986, Mr. Cellini was a Senior Associate with Booz, Allen & Hamilton, a U.S. firm, in Paris, Madrid and Milan. Mr. Cellini holds a Master's degree in Management from the Sloan School of MIT. (Age: 45).

Appointment of Hock Chuan Tam as Observer of the Company

    Pursuant to Article 16.1 of the Company's Articles of Association, the ordinary shareholders' meeting may appoint a maximum number of five Observers. Observers are in charge of the monitoring of the Company's compliance with its Articles of Association, and may present observations at the shareholders' general meeting. Observers are invited to Board meetings and participate in deliberations with consultative voices.

    The Board of Directors proposes to appoint Mr. Hock Chuan Tam as Observer of the Company for a one-year period, expiring at the end of the shareholders' meeting to be held to approve the financial statements for the year ending December 31, 2001.

Resume

    Mr. Tam is the Senior Vice President of Vertex Management (II). He is one of two senior staff in the US Office, which invests in technology companies as well as top-tier VCs in the US. Mr. Tam joined Vertex in 2000. Prior to joining Vertex, he has held senior positions in Temasek Holdings and Temasek Capital in direct investments focusing on telecommunication, media and technology sectors. Before Temasek, he was with the Media Corp of Singapore where he ran a terrestrial information service concurrently with business development at the corporate level.

    As an officer of Media Corp of Singapore and Temasek Holdings, Mr. Tam had served on boards of several Temasek investments including Singapore Cable Vision, Daimler-Benz Vietnam, Investments Singapore Pte. Ltd, Vickers Ballas Philippines Fund Ltd, China Everbright Industrial Mgt. Pte. Ltd., China Everbright Investment Fund Pte. Ltd. and Raintree Pictures Pte. Ltd.

    Mr. Tam holds an honors degree in Economics from the University of Adelaide.

Approval of annual Directors compensation

    The Board of Directors proposes to set forth the amount of US$ 90,000 as annual Directors' compensation (jetons de présence) to be allocated by the Board of Directors among the Directors of the Company.

Conversion of the capital into Euros

    Since January 1, 1999, French companies may convert their share capital into Euros on the basis of the Official Exchange Rate (EUR 1 = FRF 6.55957).

    The conversion will be automatic from January 1, 2002, the date on which the French Franc will disappear. However, automatic conversion of the Company's share capital would not lead to a round, easy-to-read figure. Therefore, it is preferable to convert the capital in advance and to take advantage of the possibility to round up the result of the conversion.

    The law of July 2, 1998 provides that the conversion and the rounding of the share capital may be completed in accordance with two methods:

—(i)  companies may decide to convert the share capital as a whole into Euros and then proceed with the necessary rounding in order to avoid decimals;

—(ii)  companies may decide to convert the par value of the shares into Euros and then proceed with the rounding.

    The Board considers that it would be more appropriate to proceed with the second method.

    The conversion of the par value of the shares of the Company, amounting to FRF 6.25, into Euros results in a par value being approximately EUR 0.95280635. The Board recommends to round up this value and to fix it to the amount of EUR 1.

    The rounding-up of the par value will result in the share capital being of EUR 39,909,514, corresponding to FRF 261,789,250.75. Therefore, the said rounding-up will require a capital increase of FRF 12,354,788.25 (i.e 261,789,250.75 - 249,434,462.50). The capital increase will be completed by incorporation of available premiums.

Issuance of a maximum amount of 1,600,000 stock options reserved for the employees and executive officers of the Company and its affiliates within the meaning of Article L. 225-180 of the French Commercial Code

    The Board of Directors recalls that the shareholders meetings of May 31, 1996, September 26, 1996 and June 17, 1997, authorized the Board of Directors to proceed with the issuance of options giving the right to subscribe for ordinary shares (the "1997 Plan"), under which in December 31, 2000, 921,758 options (excluding options already exercised) were granted; and that the shareholders meeting held on June 4, 1998 authorized the Board of Directors to proceed with the issuance of options giving the right to subscribe for ordinary shares (the "1998 Plan"), under which in December 31, 2000, 1,055,209 options (excluding options already exercised) were granted; and that the shareholders meeting held on May 19, 1999 authorized the Board of Directors to proceed with the issuance of options giving the right to subscribe for ordinary shares (the "1999 Plan"), under which in December 31, 2000, 1,063,885 options were granted; and that the shareholders meeting held on May 3, 2000 authorized the Board of Directors to proceed with the issuance of options giving the right to subscribe for ordinary shares (the "2000 Plan"), under which in December 31, 2000, 1,411,906 options were granted.

    It is now necessary to set up a fifth stock option plan of subscription for shares (hereafter the "2001 Plan") in order to attract key personnel and motivate and develop the loyalty of certain existing personnel of the "Company" and the affiliated companies, in associating them with the development of the Company and permitting them to share in the success of the Company.

    In order to do this, the Board of Directors proposes the issuance of 1,600,000 options (the "Options") giving the right to a maximum amount of 1,600,000 ordinary shares (the "Shares") by an increase of share capital, reserved to all or part of the employees and executive officers (hereafter the

"Beneficiaries") of the Company and its affiliates within the meaning of Article L. 225-180 of the French Commercial Code (the Company and its affiliates together), including the subsidiaries ACTIVCARD EUROPE, S.A. and ACTIVCARD, INC.

    The characteristics of the 2001 Plan are as follows:

  •
  The Board of Directors may allocate on proposal of the Compensation Committee during 38 months as of the date of the shareholders' meeting, in one or several parts, a maximum number of options which, at each date of allocation considered, shall not give right to subscribe for a number of shares exceeding 1,600,000;

  •
  Each option shall give right to subscribe for one new share with a nominal value of EURO 1;

  •
  The Board of Directors shall fix the conditions under which the options will be granted, including by limiting or prohibiting (a) the exercise of the options or (b) the sale of the shares subscribed by exercise of the options by the Beneficiaries, during certain periods, or as of certain events;

  •
  Options shall be exercised within 7 years of their date of grant;

  •
  The exercise price of the options will be fixed by the Board of Directors at the date the options are granted. The price shall be equal to the weighted average of the closing quotation prices of the share during the 20 trading days on the NASDAQ EUROPE market preceding the day of allocation of options by the Board of Directors.

    The Board of Directors indicate that determination of the exercise price of the shares by reference to the average quotation price of the shares on the NASDAQ EUROPE is compatible with the requirements of article 225-177 of the French Commercial Code, as drafted by law number 2001-420 of May 15, 2001 pursuant to which when the shares of the Company are not listed on a regulated market, the exercise price is fixed in accordance with objective methods used for the valuation of shares, taking into account with a weighting that must be appropriate to each situation, of the profitability and of the Company's prospects.

    The Board of Directors considers that the market price is an objective method of valuation and is representative of the Company's prospects.

    This authorization will entail an express waiver by the shareholders, to the benefit of the option holders, of the shareholders' preferential subscription right to the shares that will be issued as the options are exercised.

  •
  It is required that the shareholders confer all powers to the Board of Directors to determine the allocation of the options, to limit or prohibit, during certain periods or upon occurrence of certain events, (a) the exercise of the options, or (b) the sale of the shares subscribed as a result of the exercise of options, and more generally to accomplish the necessary formalities and to proceed to the subsequent modification of the Articles of Association, in accordance with the law.

Approval of the issuance of 75,000 warrants to Mr. Montague Koppel, Mr. Lee Kheng Nam, Mr. Clifford Gundle, Mr. Antoine Spillmann, Mr. Sergio Cellini, Mr. James Ousley and Mr. Hidenori Horiuchi giving the right to subscribe for 75,000 shares of the Company

    At its meeting of May 3, 2001, the Board of Directors considered it necessary to issue to Mr. Montague Koppel, Mr. Lee Kheng Nam, Mr. Clifford Gundle, Mr. Antoine Spillmann, Mr. Sergio Cellini and Mr. James Ousley, members of the Board of Directors of ActivCard, S.A. and Mr. Hidenori Horiuchi, member of the Board of Directors of ActivCard KK, a total of 75,000 warrants giving the right to subscribe for a total of 75,000 new shares of the Company.

    The warrants will be issued in accordance with the following conditions:

  •
  The shareholders' preferential right of subscription to the warrants will be suppressed to the benefit of the above mentioned persons in the following proportions: Mr. Montague Koppel (10,000 warrants), Mr. Lee Kheng Nam (10,000 warrants), Mr. Clifford Gundle (10,000 warrants), Mr. Antoine Spillmann (10,000 warrants), Mr. Sergio Cellini (10,000 warrants), Mr. James Ousley (10,000 warrants) and Mr. Hidenori Horiuchi (15,000 warrants).

  •
  In accordance with Article L. 228-95 of the Commercial Code, the shareholders shall waive their preferential rights of subscription to the shares issued as a result of the exercise of the warrants.

  •
  As a result of the exercise of the warrants, the Company will issue a maximum of 75,000 new shares with a nominal value of EURO 1 each, resulting in a capital increase of a maximum amount of EUR 75,000.

  •
  Each warrant will give the right to subscribe for one (1) new share of the Company with a nominal value of EUR 1 each (subject to anti-dilution provisions of Article 228-95 of the Commercial Code).

  •
  The subscription price of the shares shall be US$ 12.24 per share, equal to the weighted average of the closing prices of the shares during the 20 trading days on the NASDAQ EUROPE Market preceding the Board of Directors' meeting of May 3, 2001.

  •
  The new shares issued as a result of the exercise of the warrants shall be paid for in cash in full upon subscription. To subscribe to the shares, the warrant holder shall, at the time he exercises his warrant, send an exercise declaration to the Company by registered letter with acknowledgement of receipt.

  •
  The new shares shall be identical to shares issued earlier and shall be subject to all provisions of the Articles of Association.

  •
  The capital increase resulting from the exercise of the warrants shall be definitively realized solely by the subscription of the new shares accompanied by the exercise declaration and the discharge payment that shall be made in cash.

  •
  The warrants will become vested and exercisable at the rate of 25% per year at the end of each year after the date of their issuance.

  •
  The warrants may be exercised no later than five years after the date of their issuance after which they will expire. Upon resignation, the warrant holder may elect to exercise the warrants that are exercisable at that date, at the warrant exercise price. The warrant holder must exercise the warrants within six months of the resignation, after which the warrants will expire.

    The warrants and the shares issued upon exercise of the warrants shall be subject to the following restrictions: (i) they have not been, and shall not be, registered under the provisions of the U.S. Securities Act of 1933, as amended (the "Securities Act"), and may not be offered or sold in the United States, except in the context of an exemption or in the context of a transaction which complies with the registration rules of the Securities Act, to a U.S. person, including U.S. shareholders of the company or (ii) any person who acquires the shares will be considered as having declared, warranted and agreed that it is not, and that at the time that the shares are acquired it will not be, a US person, and that it is situated outside the United States.

    Should you decide to vote in favor of the issuance of the 75,000 warrants, the dilutive effect resulting from the issuance of shares would be as follows:

1/ On May 3, 2001:

    Assuming that none of the securities giving the right to subscribe for shares of the Company, not exercised as of the date of this report, are exercised, a shareholder holding 1% of the current share capital would have his stake in the new capital stock decrease to 0.9981%, representing a decrease of 0.0019%.

    If all the existing securities giving a right to subscribe for shares of the Company were exercised before this capital increase, the number of shares making up the share capital would increase from 39,909,514 to 46,053,501, then the said shareholder holding 460,535 shares or 1% of the diluted common shares outstanding would have his stake in the new capital stock decrease to 0.9984%, i.e. a decrease of 0.0016%.

2/ On March 31, 2001:

    After taking into account the issuance of 75,000 shares at US$ 12.24, the pro-rata of the net worth per share (US GAAP) unaudited, which was US$ 7.786 on March 31, 2001 would be US$ 7.794 per share, assuming that none of the securities giving the right to subscribe for shares of the Company, not exercised as of the date of this report, are exercised.. Assuming that all the existing securities giving a right to subscribe for shares of the Company were exercised, the net worth per share, which would be of US$ 6.747, would increase to US$ 6.756 per share.

3/ Theoretical impact on NASDAQ EUROPE price:

    As the warrants' exercise price is equal to the weighted average of the closing price of the shares during the 20 trading days on the NASDAQ Europe preceding the date of the Board meeting of May 3 2001, there is no theoretical impact on the NASDAQ Europe price.

Amendment of the Articles of Association in order to allow Directors to attend, participate and vote in Board meetings by all means, whether by videoconference, teleconference or data transfer (including via the Internet)

    The French Parliament very recently adopted the law on "New Economic Regulations" ("Loi sur les nouvelles régulations économiques"), which provides for certain amendments to French company law. The new law gives French sociétés anonymes the possibility to hold Board meetings in simpler ways than those fixed by the current legislation. Directors will be entitled to attend, participate and vote in Board meetings by all means, whether by videoconference, teleconference or data transfer (including via Internet).

    The Board proposes to modify the Articles of Association in order to take advantage of the provisions of the new law.

Amendment of the Articles of Association in order to allow shareholders to participate and vote in shareholders' meetings by videoconference, or by any methods of teleconference or data transfer

    The law on "New Economic Regulations" ("Loi sur les nouvelles régulations économiques") also gives French sociétés anonymes the possibility to hold shareholders' meetings in simpler ways than those fixed by the current legislation. Shareholders will be entitled to participate and vote in meetings by videoconference, teleconference or data transfer (including via Internet).

    The Board proposes to modify the Articles of Association in order to take advantage of the provisions of the new law.

Amendment of the Articles of Association in order to enable the broadcasting of the shareholders' meetings by all means, including the Internet

    The Board proposes to modify the Articles of Association in order to allow the broadcasting of the shareholders' meetings by all means, including the internet to broaden the possibilities of keeping shareholders informed.

Approval of the contribution of the shares of Safe Data System and correlative capital increase of the Company

    In order to maintain its competitiveness and expand its position in the market of secured computer systems, the Company is contemplating a contribution of shares in Safe Data System to the Company.

In consideration for such contribution, the Company's capital would be increased and the new shares to be issued would be allocated to the contributors.

    For such purpose, the shareholders of Safe Data System contemplate contributing a portion of their shares to our Company. In consideration for such contribution, the Company's capital would be increased and 250,000 new shares would be issued and placed in escrow, as soon as they are issued, for a maximum period of 36 months.

    An application for the appointment of a Contribution Appraiser was filed with the Clerk's Office of the Commercial Court of Nanterre on April 17, 2001. On May 4, 2001, the President of the Commercial Court of Nanterre appointed, Mr. Jacques Zaks, as the Contribution Appraiser.

    You will find attached as Appendix A, the summary statement of the proposed contribution of shares, which sets forth the number of shares contributed and the allocation of the new ActivCard Shares among the contributors. In consideration for the net value of such contribution, valued at 3,499,800 Euro, the Company would increase its capital by an amount of 250,000 Euro, by creating 250,000 new shares with a nominal value of 1 Euro, fully paid-in, bearing interest as from completion of the contribution, allocated to each of the contributors. As a result of such capital increase, the share capital would be increase from to 39,909,514 Euros from 40,159,514 Euros.

    The share premium would amount to 3,249,800 Euros.

    The valuation of the contribution of shares is calculated using the valuation methods set forth below.

    Several methods of valuation were examined:

  •
  a discounted future cash flow method;

  •
  a method based on the analysis of comparable businesses based on actual results for 2000 and forecasted results for 2001 in comparison with similar companies;

  •
  a method based on a multiple of the company's total headcount.

    Each method included a weight factor for the calculation of the average.

    Accordingly, the method retained combines taking into account the net present value of the company and its market value.

    The Board of Directors recommends approval of this contribution in kind and that you vote for the corresponding resolutions.

    The Board of Directors

* * *

APPENDIX A

Summary Statement of Shares Contributed

A/ Contribution of shares in Safe Data System, a Société Anonyme with capital of 250,000 French francs, of which half of the nominal value is paid-in, divided into 2,500 shares of 100 French francs each, having its registered office at Bâtiment Sienne, 67, rue Guillaume Dupuytren, Parc Euromédecine, 34000 Montpellier, France.

Contributor	Number of Shares Contributed
. Recar Holding SARL	437
. Philippe Dambrinne	126
. François Larrieu	375
. Pierre Bernot	375
. Franck Burtin	187
Total	1,500
Contributor	Received Number of Activcard Shares
. Recar Holding SARL	72,833
. Philippe Dambrinne	21,000
. François Larrieu	62,500
. Pierre Bernot	62,500
. Franck Burtin	31,167
Total	250,000

* * * * *

TEXT OF RESOLUTIONS SUBMITTED FOR APPROVAL

ACTIVCARD

Société Anonyme
with a share capital of FRF 249,434,462.50
Registered Office: 24, avenue du Général de Gaulle
92150 SURESNES
341 213 411 RCS NANTERRE

DRAFT RESOLUTIONS PROPOSED TO THE
GENERAL MEETING OF SHAREHOLDERS
OF JUNE 27 2001

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ORDINARY GENERAL MEETING

FIRST RESOLUTION

Approval of the Company's financial statements

The shareholders,

  •
  after having reviewed the management report of the Board of Directors;

  •
  as well as the report of the statutory auditors;

  •
  and having noted that during the year 2000 no expenses as contemplated in Article 39-4 of the French Tax Code (non-tax deductible expenses) have been made;

approve the financial statements for the year ended December 31, 2000, as presented, consisting of the balance sheet, the income statement and the notes, as well as the transactions reflected in these accounts and summarized in such reports.

The shareholders hereby grant full release and discharge to the Directors with respect to their duties exercised for the financial period ending December 31, 2000.

SECOND RESOLUTION

Net income appropriation

The shareholders, upon resolution by the Board of Directors, acknowledge the FRF 130,325,361 net income for the year ended December 31, 2000, and approve the allocation of FRF 128,367,213 to the "balance carried forward" account resulting in an increase in the amount registered by the Company from FRF (91,157,261) deficit to FRF 37,209,950, and the allocation of FRF 1,958,418 to the account "legal reserve" which will increase from FRF 0 to FRF 1,958,418.

Pursuant to Article 47 of the Law dated July 12, 1965, it is acknowledged that dividends were not declared or paid during the last three fiscal years.

THIRD RESOLUTION

Approval of the agreements governed by Articles L. 225-38 et seq. of the French Commercial Code

The shareholders, after the reading of the statutory auditors' special report relating to the agreements governed by Articles L. 225-38 et seq. of the French Commercial Code, hereby approve the agreements referred to therein.

FOURTH RESOLUTION

Reappointment of Mr. Yves Audebert as member of the Board of Directors

The shareholders, noting that the term of Mr. Yves Audebert as Director of the Company has expired and further to a resolution of the Board of Directors, approve the renewal of the term of Mr. Yves Audebert for a one-year period, expiring at the end of the shareholders' meeting which shall be held to approve the financial statements for the year ended December 31, 2001.

FIFTH RESOLUTION

Reappointment of Mr. Jean Gérard Galvez as member of the Board of Directors

The shareholders, noting that the term of Mr. Jean Gérard Galvez as Director of the Company has expired and further to a resolution of the Board of Directors, approve the renewal of the term of Mr. Jean Gérard Galvez for a one-year period, expiring at the end of the shareholders' meeting which shall be held to approve the financial statements for the year ended December 31, 2001.

SIXTH RESOLUTION

Reappointment of Mr. James Ousley as member of the Board of Directors

The shareholders, noting that the term of Mr. James Ousley as Director of the Company has expired and further to a resolution of the Board of Directors, approve the renewal of the term of Mr. James Ousley for a one-year period, expiring at the end of the shareholders' meeting which shall be held to approve the financial statements for the year ended December 31, 2001.

SEVENTH RESOLUTION

Reappointment of Mr. Montague Koppel as member of the Board of Directors

The shareholders, noting that the term of Mr. Montague Koppel as Director of the Company has expired and further to a resolution of the Board of Directors, approve the renewal of the term of Mr. Montague Koppel for a one-year period, expiring at the end of the shareholders' meeting which shall be held to approve the financial statements for the year ended December 31, 2001.

EIGHTH RESOLUTION

Reappointment of Mr. Lee Kheng Nam as member of the Board of Directors

The shareholders, noting that the term of Mr. Lee Kheng Nam as Director of the Company has expired and further to a resolution of the Board of Directors, approve the renewal of the term of Mr. Lee Kheng Nam for a one-year period, expiring at the end of the shareholders' meeting which shall be held to approve the financial statements for the year ended December 31, 2001.

NINTH RESOLUTION

Reappointment of Mr. Clifford Gundle as member of the Board of Directors

The shareholders, noting that the term of Mr. Clifford Gundle as Director of the Company has expired and further to a resolution of the Board of Directors, approve the renewal of the term of Mr. Clifford Gundle for a one-year period, expiring at the end of the shareholders' meeting which shall be held to approve the financial statements for the year ended December 31, 2001.

TENTH RESOLUTION

Reappointment of Mr. Antoine Spillmann as member of the Board of Directors

The shareholders, noting that the term of Mr. Antoine Spillmann as Director of the Company has expired and further to a resolution of the Board of Directors, approve the renewal of the term of

Mr. Antoine Spillmann for a one-year period, expiring at the end of the shareholders' meeting which shall be held to approve the financial statements for the year ended December 31, 2001.

ELEVENTH RESOLUTION

Reappointment of Mr. Sergio Cellini as member of the Board of Directors

The shareholders, noting that the term of Mr. Sergio Cellini as Director of the Company has expired and further to a resolution of the Board of Directors, approve the renewal of the term of Mr. Sergio Cellini for a one-year period, expiring at the end of the shareholders' meeting which shall be held to approve the financial statements for the year ended December 31, 2001.

TWELFTH RESOLUTION

Appointment of Mr. Hock Chuan Tam as Observer

The shareholders, in accordance with Article 16.1 of the Company' s Articles of Association, appoint Mr. Hock Chuan Tam as Observer of the Company for a one-year period, expiring at the end of the shareholders' meeting that shall be held to approve the financial statements for the year ended December 31, 2001.

THIRTEENTH RESOLUTION

Approval of the annual Directors' compensation

The shareholders approve an amount of US $90,000 as annual Directors' compensation (jetons de présence), to be allocated by the Board of Directors among the Directors of the Company.

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EXTRAORDINARY GENERAL MEETING

FOURTEENTH RESOLUTION

Conversion of the nominal value of the shares into Euros

The shareholders, ruling on the conditions of quorum and majority required for extraordinary shareholders' meetings, after having reviewed the report of the Board of Directors, decide to convert the nominal value of the shares of the Company into Euros on the basis of the official Exchange Rate (EURO 1 = FRF 6.55957), i.e. FRF 6.25 divided by 6.55957, resulting in the nominal value of the shares being EURO 0.95280635.

FIFTEENTH RESOLUTION

Rounding up of the result of the conversion of the nominal value of the shares into Euros

    The shareholders, ruling under the conditions of quorum and majority required for extraordinary shareholders' meetings, decide to round up the nominal value of the shares of the Company to EURO 1.

SIXTEENTH RESOLUTION

Capital increase of the Company

    The shareholders, ruling on the conditions of quorum and majority required for ordinary general meetings, decide, pursuant to adoption of the preceding resolutions, to increase the Company's capital, at the date hereof equal to FRF 249,434,462.50, by FRF 12,354,788.25, corresponding to the rounding up of the nominal value of the shares, decide that the said capital increase is hereby completed by way of capitalization of premiums registered in the Company's financial statements in the account called "Issue, Merger and Contribution Premiums", as a consequence, acknowledge that the capital of the Company is fixed at EUR 39,909,514.

SEVENTEENTH RESOLUTION

Amendment of the Articles of Association

    The shareholders, pursuant to adoption of the foregoing resolution, decide to amend Article 7 of the Articles of Association as follows:

"Article 7—SHARE CAPITAL"

    "The share capital is fixed at the sum of Euros thirty nine million nine hundred nine thousand five hundred fourteen (39,909,514). It is divided in thirty nine million nine hundred nine thousand five hundred fourteen (39,909,514) shares with a nominal value of Euro 1."

EIGHTEENTH RESOLUTION

Approval of the issuance, in accordance with Articles L. 225-177 to L. 225-185 of the French Commercial Code, of a maximum amount of 1,600,000 stock options reserved to the employees and executive officers of the Company and its affiliates within the meaning of Article L. 225-180 of the French Commercial Code

    The shareholders, ruling on the conditions of quorum and majority required for extraordinary shareholders' meetings,

  •
  after having reviewed the report of the Board of Directors,

  •
  as well as the statutory auditors' special report,

decide to authorize the Board of Directors, in accordance with the provisions of Articles L. 225-177 to L. 225-185 of the French Commercial Code, to allocate a maximum number of 1,600,000 stock options to the employees of the Company and its affiliates, in the meaning of Article L. 225-180 of the French Commercial Code as modified by the law no 2001- 420 dated on May 15, 2001, the said options giving the right to subscribe for new shares of the Company, to be issued as a capital increase.

    The total number of exercised or exercisable options within the scope of the present authorization shall not give the right to subscribe for more than 1,600,000 shares with a nominal value of Euro 1.

    The Board of Directors may allocate on proposal of the Remuneration Committee during 38 (thirty eight) months as of the date of this Extraordinary General Meeting of shareholders, in one or several times, a maximum number of options which, at each date of allocation, shall not give right to subscribe a number of shares exceeding 1,600,000 shares.

    Each option shall give the right to subscribe for one (1) new share of the Company with a nominal value of Euro 1 (subject to the provisions of Article L. 225-181 of the Commercial Code applicable in case of financial operations such as the issuance of securities or capital reduction).

    The Board of Directors shall determine the conditions under which the options will be granted. The Board may for instance, during certain periods or upon occurrence of certain events, limit or prohibit (a) the exercise of the options, or (b) the sale of the shares subscribed to as a result of the exercise of the options.

    The exercise price of the options shall be fixed by the Board of Directors on the date on the options are granted. The price shall be equal to the average of the closing trading prices of the shares of the Company during the 20 trading days on the NASDAQ Europe Market preceding the day that the options were granted by the Board of Directors.

    The options may be exercised no later than 7 years after their allocation.

    In accordance with Article 225-178 of the French Commercial Code, the shareholders acknowledge that the present authorization entails (i) a capital increase of the Company to the benefit of the option holders and (ii) an express waiver, to the benefit of the option holders, of the shareholders' preferential of subscription of the shares which will be issued upon exercise of the options.

    The shareholders grant full powers to the Board of Directors for the purpose of:

  •
  accomplishing all formalities in relation to the implementation of this authorization, amending the Articles of Association of the Company, and more generally, taking all appropriate measures;

  •
  charging, if appropriate, the costs of any capital increase to the premium resulting from such capital increase, and taking from this amount the sums necessary to increase the legal reserve up to one-tenth of the new share capital after each increase.

NINTEENTH RESOLUTION

Approval of the issuance of 75,000 warrants ("bons de souscription d'actions autonomes") with suppression of the shareholders' preferential right of subscription ("droit préférentiel de souscription") to the benefit of Mr. Montague Koppel, Mr. Lee Kheng Nam, Mr. Clifford Gundle, Mr. Antoine Spillmann, Mr. Sergio Cellini, Mr. James Ousley and Mr. Hidenori Horiuchi.

    The shareholders, ruling on the conditions of quorum and majority required for extraordinary shareholders' meetings,

  •
  after having reviewed the report of the Board of Directors,

  •
  as well as the auditors' special report on the suppression of the shareholders' preferential right of subscription ("droit préférentiel de souscription") to the benefit of Mr. Montague Koppel, Mr. Lee Kheng Nam, Mr. Clifford Gundle, Mr. Antoine Spillmann, Mr. Sergio Cellini, Mr. James Ousley and Mr. Hidenori Horiuchi.

  •
  and having noted that the share capital of the Company is entirely paid up,

approve, after having suppressed the shareholders' preferential right of subscription ("droit préférentiel de souscription"), the issuance of 75,000 warrants ("bons de souscription d'actions autonomes") to Mr. Montague Koppel (10,000), Mr. Lee Kheng Nam (10,000), Mr. Clifford Gundle (10,000), Mr. Antoine Spillmann (10,000), Mr. Sergio Cellini (10,000), Mr. James Ousley (10,000) and Mr. Hidenori Horiuchi (Director of ActivCard KK—15,000), in accordance with Article L. 228-95 of the Commercial Code.

    Each warrant shall entitle the holder thereof to subscribe for one (1) share of nominal value of Euro 1 (subject to the adjustments provided for in Article L. 228-95 of the French Commercial Code) at an exercise price of US$ 12.24, equal to the weighted average of the closing trading price of the shares during the 20 trading days on the NASDAQ Europe preceding the meeting of the Board of Directors of May 3, 2001.

    The new shares shall be subscribed in cash and shall be paid up in full upon subscription. To subscribe to the shares, the warrant holder shall send an exercise declaration to the Company by registered letter with acknowledgement of receipt.

    The capital increase resulting from the exercise of the warrants shall be definitively realized solely by the subscription of the new shares accompanied by the exercise declaration and the discharge payment in cash.

    The warrants will become exercisable at the rate of 25% per year at the end of each year after their date of issuance.

    The warrants may be exercised no later than five years after the date of their issuance after which they shall become void. Upon resignation, the option holder may elect to exercise the warrants that are exercisable at that date, at the warrant exercise price. The option holder must exercise the warrants within six months of the resignation, after which the warrants will expire.

    The shareholders decide, in accordance with Article L. 228-95 of the French Commercial Code, to suppress the shareholders' preferential right of subscription of the shares issued as a result of the exercise of the warrants.

    The shareholders hereby approve the capital increase of a maximum amount of EURO 75,000 and the issuance of 75,000 new shares, which will result from the exercise of the warrants by the warrant holder.

    The shares issued to the warrant holder shall be issued with enjoyment from the date of their creation, and subject to this date, they shall be identical to shares issued earlier and subject to all provisions of the Articles of Association.

    The warrants and the shares issued upon exercise of the warrants shall be subject to the following restrictions: (i) they have not been, and shall not be, registered under the provisions of the U.S. Securities Act of 1933, as amended (the "Securities Act"), and may not be offered or sold in the United States, except in the context of an exemption or in the context of a transaction which complies with the registration rules of the Securities Act, to a U.S. person, including U.S. shareholders of the company or (ii) any person who acquires the shares will be considered as having declared, warranted and agreed that it is not, and that at the time that the shares are acquired it will not be, a US person, and that it is situated outside the United States.

    In accordance with Article L. 242-18 of the Commercial Code, the shareholders decide that as of the date of this meeting, the Company shall not, for as long as any of the warrants are outstanding, redeem or reduce its share capital by repayment (except in accordance with French law to take account of losses), modify the allocation of its profits, or distribute reserves, without taking the measures necessary to protect the rights of the warrant holders who may exercise their exercise rights.

    Furthermore, in the event that the Company carries out any of the transactions listed below, the Company shall undertake any appropriate measures to protect the rights of the warrant holders in the event of an:

  •
  issuance of securities in respect of which shareholders have preferential rights;

  •
  increase in the Company's share capital by capitalization of reserves, earnings or share premium resulting in a distribution of bonus shares to shareholders, as well as in the event of a subdivision or combination of shares;

  •
  capital increase by incorporation of reserves, earnings or share premium effected by increasing the nominal value of the shares;

  •
  distribution of reserves to shareholders in cash or in portfolio securities;

  •
  merger or consolidation of the Company with one or more companies in which the Company is not the surviving company, or in the event of a split ("scission") of the Company into two or more companies (whether or not the Company is the surviving company);

  •
  distribution by the Company of securities to its shareholders (including through warrants to acquire such securities).

    The shareholders grant full powers to the Board of Directors for the purpose of:

  •
  taking all necessary measures to ensure the proper protection of the warrant holders in case of financial operations concerning the Company;

  •
  acknowledging the completion of the capital increase, amending the Articles of Association accordingly and, more generally, taking all measures and accomplishing all formalities in relation to the issuance of the warrants.

TWENTIETH RESOLUTION

Amendment of the Articles of Association in order to allow Directors to attend, participate and vote in Board meetings by all means, whether by videoconference, teleconference or data transfer (including via the Internet)

    The shareholders, ruling on the conditions of quorum and majority required for extraordinary general meetings, after having reviewed the report of the Board of Directors, hereby decide to include in Article 12 of the Articles of Association, the possibility for Directors to attend, participate and vote in Board meetings by all means, whether by videoconference, teleconference or data transfer (including via the Internet), within the conditions set by the rules and regulations in force at the time.

    The shareholders hereby amend Article 12 of the Articles of Association as follows:

    Paragraph 4 of Article 12. will be followed by the following paragraph:

    "Any Director may attend, participate and vote in Board meetings by all means, whether by videoconference, teleconference or data transfer (including via the Internet) within the conditions set by the rules and regulations in force at the time."

    The rest of Article 12 remains unchanged.

TWENTY FIRST RESOLUTION

Amendment of the Articles of Association in order to allow shareholders to participate and vote in shareholders' meetings by videoconference or by any methods of teleconference or data transfer

    The shareholders, ruling on the conditions of quorum and majority required for extraordinary general meetings, after having reviewed the report of the Board of Directors, hereby decide to include in Article 20 of the Articles of Association, the possibility for the shareholders to send, by data transmission, their proxy and ballot forms before the shareholders' meetings and to participate and vote in shareholders' meetings by all means, whether by videoconference, teleconference or data transfer, within the conditions set by the rules and regulations in force at the time.

    The shareholders hereby amend Article 20 of the Articles of Association as follows:

    The first sentence of Article 20 will be followed by the following paragraphs:

    "The shareholders may, within the provisions of the law and the regulations, send their proxy and ballot forms for all shareholders' meetings, either in paper form, or, pursuant to a decision of the Board of Directors published in the notice of meeting and the summons, by data transfer.

    Any shareholder may also, if the Board of Directors so decides upon calling the meeting, participate and vote in the shareholders' meeting by all means, whether by videoconference, teleconference, or data transmission, within the conditions set by the rules and regulations in force at the time."

    The rest of Article 20 remains unchanged.

TWENTY SECOND RESOLUTION

Amendment of the Articles of Association in order to enable the broadcasting of the shareholders' meetings by all means, including the Internet, to broaden the possibilities of keeping shareholders informed

    The shareholders, ruling on the conditions of quorum and majority required for extraordinary general meetings, after having reviewed the report of the Board of Directors, hereby resolve to allow the broadcasting of all or part of the shareholders' meetings by all means, whether by videoconference, teleconference, or data transmission (including via the Internet).

    The shareholders hereby resolve to include a new Article 20 ?in the Articles of Association, drafted as follows:

    "If the Board of Directors so decides upon calling the shareholders' meeting, it may decide to publicly broadcast all or part of the meeting by any means, whether by videoconference, teleconference, or data transmission (including via the Internet). If necessary, this decision will be included in the notice of meeting published in the official bulletin (Bulletin des Annonces Légales Obligatoires (BALO))."

TWENTY THIRD RESOLUTION

Report of the Contribution Appraiser relating to the valuation of the contributions in kind and the specific benefits and approval of a contribution in kind granted to the Company, of its valuation and its remuneration;

    The General Meeting, following the reading out of:

  •
  the contribution agreement relating to a contribution of Safe Data System shares to the Company, as listed in Appendix A hereto;

  •
  the report of the Board of Directors;

  •
  the report of the Contribution Appraiser, Mr. Jacques Zaks, appointed by Order of the President of the Commercial Court of Nanterre.

approves the contribution agreement terms as well as the contributions themselves, their valuation of an amount of 3,499,800 Euro, and their remuneration.

TWENTY FOURTH RESOLUTION

Approval of the correlative increase in capital of the Company

    Accordingly, the meeting approves, also subject to the condition precedent of approval of the valuation of such contributions by the following resolution, a capital increase in an amount of 250,000 Euros, thus increasing the share capital from 39,909,514 Euro to 40,159,514 Euro, by creating 250,000 new shares with a nominal value of 1 Euro, fully paid-in and placed in escrow for a maximum period of 36 months as of their creation. The meeting notes that the beneficiaries have agreed to such placing in escrow.

    The difference between the net value of the contribution 3,499,800 Euro and the amount of the capital increase 250,000 Euro, i.e. 3,249,800 Euro, will be entered on the liabilities side of the balance sheet, in a "share premium" account, with which the old and the new shareholders will have identical rights.

    The new issued shares will be assimilated to the old shares, after application of all the provisions of the by-laws and will carry the same rights as of the date of completion of the increase in capital.

    Their rights to dividends would be exercised for the first time on the profits distributed in relation to the then current financial year at such date of completion, provided that with respect to such financial year, the global dividend payable thereto is reduced pro rata temporis, in due proportion to the period of time elapsed between such date and the end of the financial year in relation to a whole year.

TWENTY FIFTH RESOLUTION

Performance of the capital increase

    As a result of the foregoing resolutions, the General Meeting states, in this resolution, that the increase in capital is completed.

TWENTY SIXTH RESOLUTION

Amendment of the Articles of Association

    The General Meeting, as a result of the foregoing resolutions, decides to amend articles 6 and 7 of the by-laws as follows:

  "Article 6—Contribution in Kind

    6.3 Approval by the extraordinary general meeting held on 27th June 2001 of a contribution of 1,500 Safe Data shares for an amount of 3,499,800 Euro. The difference between the net value of the 3,499,800

Euro contribution and the capital increase of 250,000 Euro has been entered on the liabilities side of the balance sheet, in a "share premium" account, with which the old and the new shareholders will have identical rights.

  Article 7—Share Capital

    The share capital amounts to 40,159,514 Euro, divided into 40,159,514 shares of [1] Euro each, all in a single class."

—oo0oo—

JOINT RESOLUTION OF THE ORDINARY AND EXTRAORDINARY GENERAL MEETING

TWENTY SEVENTH RESOLUTION

Powers for formalities

    The shareholders hereby grant any and all powers to the bearer of an original copy or excerpt of the minutes of these deliberations for the purpose of carrying out any legal or registration formalities.

APPENDIX A

Summary Statement of Shares Contributed

A/ Contribution of Shares in Safe Data System, a Société Anonyme with capital of 250,000 French francs, of which half of the nominal value is paid-in, divided into 2,500 shares of 100 French francs each, having its registered office at Bâtiment Sienne, 67, rue Guillaume Dupuytren, Parc Euromédecine, 34000 Montpellier, France.

Contributor		Number of Shares Contributed
.	Recar Holding SARL	437
.	Philippe Dambrinne	126
.	François Larrieu	375
.	Pierre Bernot	375
.	Franck Burtin	187
Total		1,500
Contributor		Number of Activcard Shares Received
.	Recar Holding SARL	72,833
.	Philippe Dambrinne	21,000
.	François Larrieu	62,500
.	Pierre Bernot	62,500
.	Franck Burtin	31,167
Total		250,000

* * * * *

OTHER DOCUMENTS:

—	SUMMARY OF UNCONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2000
—	PROFIT AND LOSS AND BALANCE SHEET 2000
—	REQUEST FOR ADDITIONAL DOCUMENTS
—	REQUEST FOR AN ADMISSION CARD
—	DIRECTIONS TO HOTEL ROYAL PARC

ActivCard, S.A.
A Corporation with a capital of FRF 249,434,462.50
Registered Office: 24, avenue du Général de Gaulle
92150 SURESNES
Commercial Register No: Nanterre B 341 213 411

SUMMARY OF UNCONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2000

(in French Francs)

Total Assets	FRF 2,731,299,120
Total Revenues	FRF 22,590,171
Net Income	FRF 130,325,631

Summary of Activity                        See Report of the Board of Directors

ActivCard S.A.

BALANCE SHEET—STATUTORY FINANCIAL STATEMENTS

(in French Francs and French GAAP)

	2000			1999
	Gross	Depreciation	Net	Net
ASSETS
Preliminary expenses	184,042,261	60,833,930	123,208,331	4,642,009
Research & development expenses	8,629,112	6,972,179	1,656,933	2,099,961
Licences	893,929	224,469	669,460	5,496
Prepaid intangible assets			0	2,097,243
Tangible fixed assets	680,896	259,935	420,961	49,837
Equity in subsidiaries	331,656,244	6,375,000	325,281,244	231,195,766
Intercompany receivable	141,126,278		141,126,278	68,742,808
Deposits	546,178		546,178	344,557

Total Long Term Assets	667,574,898	74,665,513	592,909,385	309,177,677
Trade accounts receivable	12,167,876		12,167,876	9,495,501
Other accounts receivable	6,692,856		6,692,856	8,256,574
Marketable securities	0		0	0
Cash investments (securities)	1,959,454,246	1,262,703	1,958,191,543	0
Cash	149,468,311		149,468,311	39,209,458
Prepaid expenses	3,577,577		3,577,577	3,104,043
Deferred Expenses	4,247,297		4,247,297

Total Current Assets	2,135,608,163	1,262,703	2,134,345,460	60,065,576
			0	0
Unrealized exchange losses	4,044,275		4,044,275	4,742,261

Total Assets	2,807,227,336	75,928,216	2,731,299,120	373,985,514
LIABILITIES & SHAREHOLDERS' EQUITY
Capital stock, par value			249,374,538	200,562,662
Paid-in capital			2,419,195,696	176,748,010
Required reserves
Accumulated deficit			(91,157,262)	(60,141,373)
Current year net income (loss)			130,325,629	(31,015,889)

Total Shareholders' Equity			2,707,738,601	286,153,410
Contingent liability			7,121,934	7,957,864
Convertible bonds			0	63,372,771
Bank loans and overdraft			0	21,256
Other loans				2,285,326
Account payable			7,399,211	3,512,656
Accrued wages and taxes			6,334,341	4,728,265
Accounts payable on fixed assets			551,222	0
Intercompany payable			628,879	1,093,804

Total Liabilities			14,913,653	75,014,080
Unrealized exchange gains			1,524,932	4,860,160

Total Liabilities & Shareholders' Equity			2,731,299,120	373,985,514

ActivCard S.A.

STATEMENTS OF OPERATIONS—STATUTORY FINANCIAL STATEMENTS

(in French Francs and French GAAP)

	2000	1999
Revenue	22,590,171	14,947,209
	—	—
Other revenues	556	104

Total Operating Revenue	22,590,727	14,947,313
Outside purchases	25,961,301	16,917,993
Taxes	548,244	137,359
Salaries	2,653,754	4,131,862
Social charges	918,599	612,552
Depreciation & amortization	46,372,195	7,510,709
Other expenses	501,429	423,260

Total Operating Expenses	76,955,522	29,733,737

Operating Losses	(54,364,795)	(14,786,424)
Interest income	114,447,235	628,250
Financial depreciation reversals	4,742,261	774,495
Exchange rate gains	100,656,763	2,863,553

Financial Income	219,846,259	4,266,298
Financial depreciation and amortization	5,306,978	11,117,261
Interest expense	97,018	4,113,541
Loss coming from subsidiaries	20,000,000
Exchange rate losses	8,744,666	2,653,205

Financial Expenses	34,148,662	17,884,007

Income (Losses) From Financial Activities	185,697,597	(13,617,709)

Incomes (Losses) Before Tax and Exceptional Items	131,332,802	(28,404,134)

Exceptional income	2,801,950	194,069

Exceptional expenses	3,809,123	2,741,324

Net Exceptional Expenses	(1,007,173)	(2,547,255)

Income tax	0	64,500

Net Income (losses)	130,325,629	(31,015,889)

ACTIVCARD, S.A.

A Corporation with a capital of FRF 249,434,462.50
Registered Office: 24, avenue du Général de Gaulle—92150 SURESNES
Commercial Register No: 341 213 411 NANTERRE

REQUEST FOR A MAILING OF THE DOCUMENTS AND INFORMATION
Referred to in article 135, as amended, of the Decree
No 67-236 of March 23rd, 1967 of the French corporation law

I, the undersigned:
(Surname and First name)
Representing the Company named:
Complete address:
No	Street
Postal Code	City	Country

Acting in my capacity as shareholder of

ACTIVCARD

    acknowledge having already received the documents, concerning the Extraordinary shareholders' meeting that has been convened, referred to in article 133, as amended of the Decree No 67-236 of March 23rd, 1967, namely, the agenda, the draft resolutions, the report of the Board of Directors, and additional documents pursuant to the legal and regulatory requirements,

    Ask said Company to send me, at no charge, prior to the Extraordinary shareholders' meeting of June 27th, 2001(1) the documents and information referred to in article 135 of the same Decree.

Done at            on            2001

Signature

(1)
in accordance with the provisions of Articles 132, 4) and ! 3 of the Decree of March 23rd, 1967, any registered shareholder may, by a single request, obtain that the Company mail him/her the documents and information referred to in Articles 133 and 135 of the same Decree on the occasion of each of the meetings to be held after the above mentioned meetings (Articles 133 and 135refers, in particular, depending on the nature of the meeting, to the information concerning the members of the Board of Directors, and, if applicable, to the candidates to the Board of Directors, the management report, the balance sheet, the income statements, the notes, the Auditors' special report and the Auditors' report that must be presented to the Extraordinary shareholders' Meeting in cases provided by law).

If a shareholder wishes to benefit from this service, he/she must mention it on the present request.

ACTIVCARD, S.A.

A Corporation with a capital of FRF 249,434,462.50
Registered Office: 24, avenue du Général de Gaulle—92150 SURESNES
Commercial Register No: 341 213 411 NANTERRE

REQUEST FOR AN ADMISSION CARD
COMBINED GENERAL MEETING
OF JUNE 27th, 2001

I, the undersigned:
(Surname and First name)
Representing the Company named:
Complete address:
No	Street
Postal Code	City	Country
Owner of:	registered shares managed by BNP PARIBAS

ask BNP PARIBAS- GIS EMETTEURS- Service des Assemblées—LES COLLINES DE L'ARCHE—75450 PARIS CEDEX 09 to send me, at the above address, an admission card to the Extraordinary General Meeting to be held on June 27th, 2001.

Done at                        on                         2001

    Signature

DIRECTIONS TO HOTEL ROYAL PARC

[map of location]

Hotel Royal Parc de Seine

6 rue Chevreul—92150 SURESNES—FRANCE

QuickLinks

Forward-looking Statements
ACTIVCARD, S.A. Société anonyme with a share capital of FRF 249,434,462.50 Registered office: 24, avenue du Général de Gaulle, 92150 Suresnes—France 341 213 411 Nanterre RCS
REPORT OF THE BOARD OF DIRECTORS
ACTIVCARD Société Anonyme with a share capital of FRF 249,434,462.50 Registered Office: 24, avenue du Général de Gaulle 92150 SURESNES 341 213 411 RCS NANTERRE
REPORT OF THE BOARD OF DIRECTORS TO THE SHAREHOLDERS' GENERAL MEETING OF JUNE 27, 2001
Setting Standards for the Digital Identity Industry
One Card, Many Uses
Massive Move to Efficiency
More Uses, Less Expense
APPENDIX A Summary Statement of Shares Contributed
TEXT OF RESOLUTIONS SUBMITTED FOR APPROVAL
ACTIVCARD
EXTRAORDINARY GENERAL MEETING
JOINT RESOLUTION OF THE ORDINARY AND EXTRAORDINARY GENERAL MEETING
APPENDIX A Summary Statement of Shares Contributed
OTHER DOCUMENTS
SUMMARY OF UNCONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2000 (in French Francs)
ActivCard S.A. BALANCE SHEET—STATUTORY FINANCIAL STATEMENTS (in French Francs and French GAAP)
ActivCard S.A. STATEMENTS OF OPERATIONS—STATUTORY FINANCIAL STATEMENTS (in French Francs and French GAAP)
ACTIVCARD, S.A.
REQUEST FOR A MAILING OF THE DOCUMENTS AND INFORMATION Referred to in article 135, as amended, of the Decree No 67-236 of March 23rd, 1967 of the French corporation law
ACTIVCARD
ACTIVCARD, S.A.
REQUEST FOR AN ADMISSION CARD COMBINED GENERAL MEETING OF JUNE 27th, 2001
DIRECTIONS TO HOTEL ROYAL PARC